UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 14, 2014

Commission File Number: 001 - 36686

Forward Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Østergade 24A, 1
1100 Copenhagen K
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

6-K ITEM

On November 14, 2014, the Registrant issued a press release announcing the closing of the partial exercise of the underwriters’ over-allotment option in its recently announced initial public offering. The Registrant’s press release is furnished as Exhibit 99.1 hereto.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forward Pharma A/S

By:	/s/ Peder Møller Andersen
	Name:	Peder Møller Andersen
	Title:	Chief Executive Officer

Date: November 14, 2014

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EXHIBIT INDEX

99.1        Press Release dated November 14, 2014

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